Mail Stop 4561

April 11, 2008

Donna M. Coughey
President and Chief Executive Officer
Willow Financial Bancorp, Inc.
170 South Warner Road
Wayne, Pennsylvania 19087

> **Re:** **Willow Financial Bancorp, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 10, 2008**
> **File No. 000-49706**

Dear Ms. Coughey:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 10, 2008

1. We note that your out-of-balance condition was first identified during your first quarter 2008 review and announced, via press release, on November 14, 2007. In this Form 8-K you state that management determined a restatement was necessary on April 4, 2008, which was announced via your press release on April 7, 2008. Please address the following:

   a. Please tell us the reason for your five month delay between identifying the approximately $6 million dollar out-of-balance condition in November 2007 and announcing a restatement of your financial statements in April 2008.

  b. Please tell us why you continued to believe during this five-month period that your previously issued financial statements could be relied upon and that the disclosure requirements of Item 4.02 of Form 8-K had not yet been triggered.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3423.

Sincerely,

Amit Pande
Assistant Chief Accountant